Thacher Proffitt

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
(212) 912-7400

Fax: (212) 912-7751
www.tpw.com

Direct Dial: (212) 912-7446
wvandorn@tpw.com

August 21, 2008

Paul M. Dudek, Esq.
Chief, Office of International
Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Eurocastle Investment Limited
Rule 12g3-2(b) File No. 82-34924

Dear Mr. Dudek:

We are writing in order to furnish to the Securities and Exchange Commission (the "SEC") on behalf of our client, Eurocastle Investment Limited (the "Company"), pursuant to Rule 12g3-2(b)(f)(2) under the Securities Exchange Act of 1934, the Internet Web site where the Company proposes to publish electronically the information that it is required to provide to the SEC under Rule 12g3-2(b)(1)(iii). The Web site is: *www.eurocastleinv.com*.

Should you have any questions, please feel free to contact me at (212) 912-7446.

Very truly yours,

Walter G. Van Dorn, Jr.

Walter G. Van Dorn, Jr.

Enclosures

CC: Jameel Jesani, Esq.